1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2014
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date February 28, 2014	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
28 February 2014

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Stock Name: Chalco	Announcement No.: lin 2014-003

ALUMINUM CORPORATION OF CHINA LIMITED*
ANNOUNCEMENT ON THE PERFORMANCE OF UNDERTAKINGS BY CONTROLLING SHAREHOLDER

The board of directors of the Company and all its member warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept several and joint responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

In accordance with the Regulatory Guidelines for Listed Companies No. 4: Undertakings of De facto Controllers, Shareholders, Related Parties, Acquirers of Listed Companies and the Listed Companies and the Performance Thereof () issued by China Securities Regulatory Commission and the relevant notification requirements imposed by Beijing Bureau of China Securities Regulatory Commission, the Company announces the details of the performance of undertakings by Aluminum Corporation of China ("Chinalco"), the controlling shareholder of the Company as follows:

I.	THE CONTENT OF THE UNDERTAKINGS

As Chinalco and the Company both operated aluminum fabrication business and pseudo-boehmite business and in order to protect the interests of the minority shareholders of the Company, on 10 June 2005, Chinalco and the Company entered into a Supplemental Non-Competition Agreement, pursuant to which, Chinalco undertook as follows:

Within a certain period of time following the listing of the Company's A shares, the Company will arrange to dispose of its aluminum fabrication business, or acquire Chinalco's aluminum fabrication business and to acquire Chinalco's pseudoboehmite business.

II.	THE PERFORMANCE OF THE UNDERTAKINGS

1.	The performance of undertaking regarding horizontal competition on aluminum fabrication business

In 2013, the Company made strategic adjustment by disposing of in entirety eight aluminum fabrication enterprises including Chalco Henan Aluminum Fabrication Co., Ltd. (), Chalco Southwest Aluminum Co., Ltd.(), Chalco Southwest Aluminum Cold Rolling Co., Ltd. (), Huaxi Aluminum Company Limited (), Chalco Ruimin Co., Ltd.
(), Chalco Qingdao Light Metal Company Limited (), Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. () and Guizhou Chalco Aluminum Co., Ltd. (), as well as Northwest Aluminum Fabrication Branch to Chinalco. The Company no longer engaged in the aluminum fabrication business, thus solving the problem of business competition with Chinalco on the aluminum fabrication business.

2.	The performance of undertaking regarding horizontal competition on pseudo-boehmite business

Shandong branch of the Company ("Shandong Branch") and Shanxi Aluminum Plant, a subsidiary of Chinalco both engaged in the pseudo-boehmite business. Up till now, the undertaking regarding pseudo-boehmite business made between Chinalco and the Company has not been performed.

Considering that the pseudo-boehmite business was not among the core activities of the Company, and the pseudo-boehmite business in Shanxi Aluminum Plant was of a small scale with its revenue in 2013 only accounted for 0.035% of the Company's revenue in 2013. At present, as the Company is at a stage of experiencing strategic transformation and structural adjustment, the acquisition of such assets will incur additional cash expenditure and will not improve the Company's performance. To protect the interests of all shareholders of the Company, the Company and Chinalco will strive to resolve the problem of horizontal competition on pseudo-boehmite business as the opportune time arises with reference to the market situations within five years since 1 January 2014.

III.	THE NEW HORIZONTAL COMPETITION AND SUBSEQUENT SOLUTIONS

In 2013, as part of its efforts to adjust the development strategy, the Company has transferred the assets of the alumina production line of Guizhou Branch to Chinalco, which resulted in a new horizontal competition on alumina business between the Company and Chinalco.

To settle the new horizontal competition properly, upon the negotiation between the Company and Chinalco, Chinalco undertook that it will halt production within three years after taking over alumina assets in Guizhou Branch as the solution to the horizontal competition, in order to protect the interest of all the shareholders of the Company.

IV.	OTHER THAN THE ABOVE MATTERS, THERE ARE NO OTHER UNDERTAKINGS UNFULFILLED.

Announcement is hereby given.

The board of directors of
Aluminum Corporation of China Limited*
28 February 2014

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary